November 5, 2025

Management’s Discussion and Analysis

Management's Discussion and Analysis ("MD&A") for Enerflex Ltd. ("Enerflex" or the “Company") should be read in conjunction with the unaudited interim condensed consolidated financial statements (the "Financial Statements") for the three and nine months ended September 30, 2025 and 2024, the Company’s 2024 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2024, and the cautionary statements regarding forward-looking information and statements in the “Forward-Looking Statements” section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, technological, and environmental conditions. Additionally, other factors and events may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Management Information Circular dated March 21, 2025, the AIF, and the Form 40-F Annual Report, which are available on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, in particular IAS 34 “Interim Financial Reporting”, and is presented in United States dollars ("USD") unless otherwise stated.

Enerflex Strategy

Enerflex’s 45-year success is built upon our shared Vision of Transforming Energy for a Sustainable Future, propelled by a long-term strategy centered on four foundational pillars:

•
Leading Position in Growing Markets: Using the Company’s strong market position in core countries to benefit from expected growth in natural gas and produced water volumes.
•
Stable Energy Infrastructure ("EI") Platform: Building upon an EI platform augmented by the stable After-Market Service ("AMS") business that generates steady, recurring revenue.
•
Engineered Systems ("ES"), a Strategic Differentiator: Our ES modularized energy solutions distinguish Enerflex through our commitment to technical excellence and provides unique advantages to Enerflex’s EI and AMS business lines.
•
Financial Strength and Discipline: Maintaining balance sheet strength while delivering value to shareholders through a balanced capital allocation strategy. This includes providing direct returns through a sustainable dividend and disciplined share repurchases, as well as generating indirect returns through long-term enterprise value creation, stock price appreciation, and ongoing improvements in operational efficiency.

Through simplifying and optimizing our core business, and with our disciplined execution, and strong reputation for quality production and services, we are well-positioned over the medium and long-term to meet the increasing demand for sustainable energy infrastructure via our integrated natural gas and treated water solutions, and to continue generating lasting value for all stakeholders.

M-1

Outlook

Enerflex’s near-term priorities remain unchanged and include: (1) enhancing the profitability of core operations; (2) leveraging the Company’s leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex’s financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities.

Enerflex continues to expect operating results to be underpinned by the highly contracted EI product line and the recurring nature of AMS, which together are expected to account for approximately 65% of gross margin before depreciation and amortization during 2025. The EI product line is supported by customer contracts expected to generate approximately $1.4 billion of revenue over their remaining terms.

Performance for the ES product line remains solid, with revenue and profitability during the third quarter benefitting from favorable project sequencing and strong execution. The outlook for this business line is supported by a backlog of approximately $1.1 billion, as of September 30, 2025, and healthy bidding activity, with visibility extending into the second half of 2026. Notwithstanding, Enerflex continues to closely monitor near-term risks, including tariffs and commodity price volatility, and will proactively manage this business line. Activity levels for the ES product line during the fourth quarter of 2025 are expected to reflect a “pull forward” of certain projects into the third quarter. ES results during the third quarter of 2025 also benefitted from the Bisat-C Expansion, which contributed revenue of $116 million and $14 million in gross margin. Enerflex continues to expect gross margin for the ES business line, in coming quarters, to align more closely with historical averages, reflective of a shift in project mix.

The medium-term outlook for each of Enerflex’s product lines remains attractive, supported by anticipated growth in the supply of natural gas and associated liquids, especially within Enerflex’s North American ('NAM") footprint.

Capital Allocation

Enerflex continues to target a disciplined capital program in 2025, with total capital expenditures of approximately $120 million. This includes a total of approximately $60 million for maintenance and property, plant and equipment ("PP&E") capital expenditures and approximately $60 million allocated to growth opportunities. Disciplined capital spending will focus on customer supported opportunities primarily in the U.S. Notably, the fundamentals for contract compression in the U.S. remain strong, led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants. Enerflex will continue to make selective customer supported growth investments in this business.

Providing meaningful direct shareholder returns is a priority for Enerflex. During the first three quarters of 2025, Enerflex returned $35 million to shareholders through dividend ($13 million) and share repurchases ($22 million). Reflecting confidence in Enerflex’s business and strong financial position, the Board of Directors has increased the Company’s quarterly dividend by 13% to CAD $0.0425 per common share.

The NCIB commenced on April 1, 2025, and will terminate no later than March 31, 2026, with the Company authorized to acquire up to a maximum of 6,159,695 Common Shares or approximately 5% of its public float as at the application date, for cancellation. Since the NCIB commenced on April 1, 2025, Enerflex has repurchased 2,676,200 Common Shares at an average price of CAD $10.93 (as at September 30, 2025).

Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength. In addition to disciplined growth capital spending, share repurchases and dividends, Enerflex will also consider further debt reduction to strengthen its balance sheet and lower net finance costs. Unlocking greater financial flexibility positions the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack.

M-2 Q3 2025 Report 2025

Organizational Update

As previously announced, Mr. Paul E. Mahoney has been appointed as the Company's President, Chief Executive Officer, and member of the Board of Directors, effective September 29, 2025. Mr. Mahoney comes to Enerflex with more than 30 years of experience, primarily in industrial and energy sectors. Since 2018, Mr. Mahoney served as Group President, Production & Automation Technologies at ChampionX Corporation, a leading provider of production technologies for the upstream and midstream oil and gas markets. ChampionX was acquired by SLB in July 2025. Prior to his tenure at ChampionX, Mr. Mahoney held the role of President, Artificial Lift at Dover Corporation. He holds a Bachelor of Science degree in Physics and Electrical Engineering from the University of Buffalo and an MBA from the Albers School of Business and Economics at Seattle University. Mr. Mahoney also serves as a Director of Chart Industries Inc.

Mr. Preet Dhindsa, who served as interim Chief Executive Officer, will remain as Senior Vice President and Chief Financial Officer.

M-3

Summary Results

	Three months ended September 30,			Nine months ended September 30,
($ millions, except percentages and ratios)	2025		2024	2025		2024
Revenue	$777		$601	$1,944		$1,853
Gross margin ("GM")	172		141	439		364
GM as a percentage of revenue ("GM %")	22.1%		23.5%	22.6%		19.6%
Selling, general and administrative expenses (“SG&A”)	71		82	189		235
Operating income	102		57	249		123
EBITDA[1]	122		122	361		272
EBIT[1]	82		74	240		132
Net earnings	37		30	121		17
Long-term debt	648		787	648		787
Net debt[2]	584		692	584		692
Cash provided by operating activities	74		98	166		211

Key Financial Performance Indicators (“KPIs”)
ES backlog[3]	$1,071		$1,271	$1,071		$1,271
ES bookings[3]	339		349	909		1,100
EI contract backlog[4]	1,370		1,601	1,370		1,601
GM before depreciation and amortization (“GM before D&A”)[5]	206		176	542		468
GM before D&A as a percentage of revenue ("GM before D&A %")[5]	26.5%		29.3%	27.9%		25.3%
Adjusted EBITDA[6]	145		120	388		311
Free cash flow[7]	43		78	89		146
Bank-adjusted net debt to EBITDA ratio[7]	1.2	x	1.9x	1.2	x	1.9x
Return on capital employed (“ROCE”)[7,8]	16.9%		4.5%	16.9%		4.5%

1EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes.

2 Net debt is defined as total long-term debt less cash and cash equivalents as presented in the Financial Statements.

3 Refer to the “ES Bookings and Backlog” section of this MD&A for further details.

4Refer to the “EI Contract Backlog” section of this MD&A for further details.

5Refer to the “GM before D&A by Product Line and Recurring GM before D&A” section of this MD&A for further details.

6Refer to the “Adjusted EBITDA” section of this MD&A for further details.

7Refer to the “Non-IFRS Measures” section of this MD&A for further details.

8Determined by using the trailing 12-month period.

M-4 Q3 2025 Report 2025

Results Overview

•
Revenue for the three and nine months ended September 30, 2025 was $777 million and $1.9 billion respectively, increasing by $176 million and $91 million compared to the same periods in 2024, primarily driven by revenue recognized on commencement of operations on the Bisat-C Expansion Facility (the "Bisat-C Expansion") in the Eastern Hemisphere segment ("EH"), increased operational activity in ES, and EI asset sales in Latin America ("LATAM"). The Bisat-C Expansion which commenced operations in the third quarter of 2025, contributed $116 million in ES revenue and $14 million in gross margin, while also reducing ES backlog during the quarter.
•
Gross margin for the third quarter of 2025 was $172 million, an increase from $141 million in the same period of 2024, primarily driven by contributions from the Bisat-C Expansion, stronger ES and EI activity, and the absence of costs related to an international ES project which impacted 2024 results. These improvements were partially offset by a shift in product mix in the NAM ES business and higher cost savings realized in the comparative period. Despite gross margin dollars increasing, the gross margin percentage declined to 22.1% from 23.5% in the same period in 2024, reflecting the impact of the Bisat-C Expansion and shift in product mix in NAM. For the nine months ended September 30, 2025, gross margin was $439 million and 22.6% increasing from $364 million and 19.6% in the same period of 2024, mainly due to higher margin contributions from EI asset sales in LATAM, stronger EI revenue in NAM, stronger ES revenue in EH, and the absence of ES related costs that affected 2024 results, partially offset by the shift in product mix in the NAM ES business.
•
Revenue and gross margin performance in the third quarter of 2025 reflect strong execution of ES projects and a high level of operational activity, which led to certain project milestones being achieved earlier than expected. This resulted in revenue being realized in the third quarter of 2025 that was originally anticipated in later periods. Visibility for the ES business line remains solid, supported by the $1.1 billion backlog at quarter-end and a healthy pipeline of bidding opportunities.
•
SG&A was $71 million and $189 million for the three and nine months ended September 30, 2025, decreasing by $11 million and $46 million, respectively, compared to the same periods in 2024. The reductions were primarily driven by cost savings and operational efficiencies following the completion of integration and restructuring activities in 2024, along with lower amortization of intangible assets. The third quarter decrease was partially offset by increased share-based compensation expense resulting from higher share price in the current period, while the year-to-date amount reflects executive transition costs.
•
Net earnings of $37 million or $0.30 per share and $121 million or $0.98 per share for the three and nine months ended September 30, 2025, respectively, increased from the same periods in 2024. Profitability benefited from higher gross margin, lower SG&A expenses, and lower net finance costs. These improvements were partially offset by unrealized mark-to-market losses on the redemption options related to the Senior Secured Notes (the "Notes") and higher income tax expense impacting both the three and nine months ended September 30, 2025. The three and nine months ended September 30, 2024 included an unrealized mark-to-market gain on the redemption options related to the Notes of $19 million.
•
Adjusted earnings before finance costs, income taxes, depreciation and amortization ("adjusted EBITDA") of $145 million, a new quarterly record for Enerflex, and $388 million for the three and nine months ended September 30, 2025, respectively, increased from $120 million and $311 million in the same periods of 2024. Adjusted EBITDA for the current periods benefited from higher gross margin before depreciation and amortization, cost-saving initiatives, and sustained operational efficiencies.
•
Return on capital employed (“ROCE”) increased to 16.9% in the three months ended September 30, 2025, also a new record for the Company, compared to 4.5% in the same period in 2024. ROCE benefited on a year-over-year basis from an increase in trailing 12-month EBIT and lower average capital employed, predominantly due to a decline in net debt.

M-5

•
Cash provided by operating activities was $74 million and $166 million for the three and nine months ended September 30, 2025, respectively, decreasing from $98 million and $211 million in the same periods of 2024. The decreases were primarily driven by working capital investments related to the execution of ES projects, timing of billings and collections, and strategic investments in inventory to support future activity. These impacts were partially offset by higher net earnings for the three and nine months ended September 30, 2025.
•
Free cash flow was $43 million and $89 million during the three and nine months ended September 30, 2025, respectively, compared to $78 million and $146 million during the same periods in 2024. The decrease is primarily attributable to the build of working capital related to the execution of ES projects and higher capital expenditures, partially offset by higher net earnings, proceeds on sale of EI assets in LATAM, and no mandatory debt repayments required in the nine months ended September 30, 2025.
•
Enerflex continues to manage its leverage ratio and maintained its net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio at approximately 1.2x at the end of the third quarter of 2025 through strong performance and disciplined capital allocation. At September 30, 2025, the Company was in compliance with its covenants.
•
The Company invested $33 million in capital expenditures ("CAPEX") during the three months ended September 30, 2025, comprised of $18 million in maintenance expenditures across the global EI assets and PP&E and $15 million to expand the EI asset fleet. The Company continues to expect capital spending of approximately $120 million this year, including approximately $60 million allocated to growth opportunities and $60 million for maintenance and PP&E expenditures. The Company also invested $14 million during the three months ended September 30, 2025 primarily for the Bisat- C Expansion.
•
ES backlog was $1.1 billion at September 30, 2025 decreasing from $1.3 billion in the same period of 2024, reflecting revenue recognized on the Bisat-C Expansion in EH and advancement of ES projects in NAM in the third quarter of 2025. These decreases were partially offset by new bookings secured in NAM during the nine months ended September 30, 2025. Enerflex's backlog provides strong visibility into future revenue generation and business activity levels.
•
ES bookings remained strong at $339 million during the three months ended September 30, 2025, and above the 8-quarter average of $322 million. ES bookings of $0.9 billion during the nine months ended September 30, 2025 decreased from the $1.1 billion bookings during the same period in 2024, primarily due to accelerated client activity in the latter part of the fourth quarter of 2024 which impacted ES bookings in the first quarter of 2025.
•
The Company’s EI contract backlog of $1.4 billion at September 30, 2025, decreased from $1.5 billion at December 31, 2024, reflecting revenue recognized during the nine months ended September 30, 2025, partially offset by EI contract bookings in the NAM and LATAM segments.
•
Enerflex’s Board of Directors has increased the Company’s quarterly dividend by 13% to CAD $0.0425 per common share. The Board’s decision to increase the dividend for a second consecutive year reflects confidence in the business and Enerflex’s strong financial position, and aligns with Management's priority to provide meaningful direct shareholder returns.

M-6 Q3 2025 Report 2025

Adjusted EBITDA

Enerflex’s financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation which fluctuates based on share price that can be influenced by factors not directly relevant to the Company's operations; impact of finance leases to account for the lease principal payments received over the term of the related lease and removing the non-cash upfront selling profit; gain or loss on redemption options associated with the Company’s Notes; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

	Three months ended September 30, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$37
Income taxes[1]				25
Net finance costs[1,2]				20
EBIT[3]	$57	$11	$30	$82
Depreciation and amortization	17	10	13	40
EBITDA	$74	$21	$43	$122
Share-based compensation	7	2	2	11
Impact of finance leases
Upfront gain	-	-	(14)	(14)
Principal payments received	-	-	10	10
Unrealized loss on redemption options[3]				16
Adjusted EBITDA	$81	$23	$41	$145

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $16 million unrealized loss on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended September 30, 2024
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$30
Income taxes[1]				21
Net finance costs[1,2]				23
EBIT[3]	$49	$13	$(7)	$74
Depreciation and amortization	19	14	15	48
EBITDA	$68	$27	$8	$122
Restructuring, transaction and integration costs	1	-	1	2
Share-based compensation	3	2	-	5
Impact of finance leases
Principal payments received	-	1	9	10
Unrealized gain on redemption options[3]				(19)
Adjusted EBITDA	$72	$30	$18	$120

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $19 million unrealized gain on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

M-7

	Nine months ended September 30, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$121
Income taxes[1]				58
Net finance costs[1,2]				61
EBIT[3]	$146	$50	$48	$240
Depreciation and amortization	48	31	42	121
EBITDA	$194	$81	$90	$361
Share-based compensation	7	2	2	11
Impact of finance leases
Upfront gain	-	-	(14)	(14)
Principal payments received	-	-	26	26
Unrealized loss on redemption options[3]				4
Adjusted EBITDA	$201	$83	$104	$388

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $4 million unrealized loss on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Nine months ended September 30, 2024
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$17
Income taxes[1]				43
Net finance costs[1,2]				72
EBIT[3]	$132	$18	$(37)	$132
Depreciation and amortization	55	41	44	140
EBITDA	$187	$59	$7	$272
Restructuring, transaction and integration costs	6	4	3	13
Share-based compensation	8	3	2	13
Impact of finance leases
Upfront gain	-	-	(3)	(3)
Principal payments received	-	1	34	35
Unrealized gain on redemption options[3]				(19)
Adjusted EBITDA	$201	$67	$43	$311

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $19 million unrealized gain on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

Refer to the section “Segmented Results” of this MD&A for information about results by reporting segment.

M-8 Q3 2025 Report 2025

Engineered Systems Backlog and Bookings

Enerflex monitors its ES backlog and bookings as indicators of future revenue generation and business activity levels for the ES product line. ES bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES projects decrease backlog in the period the revenue is recognized. Accordingly, ES backlog is an indication of revenue to be recognized in future periods. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as ES bookings. The full amount of revenue is removed from backlog at commencement of the lease.

ES backlog of $1.1 billion at September 30, 2025 declined slightly from the 8-quarter average ES backlog of approximately $1.2 billion reflecting revenue recognized on the Bisat-C Expansion. This sustained level of backlog over a two-year period reflects stable demand for Enerflex's ES solutions across global energy infrastructure markets. The 8-quarter average also serves as a key indicator of operational consistency and revenue visibility, smoothing out short-term fluctuations in ES bookings and project timings. This trend demonstrates that the ES product line continues to benefit from a diversified portfolio of gas compression and processing projects, reinforcing management's confidence in the ES product line's ability to generate predictable revenue and margin performance in the near-term.

ES backlog for the past 8 quarters are illustrated below in millions:

Enerflex recorded ES bookings of $339 million during the three months ended September 30, 2025, compared to $349 million during the same period of 2024. ES bookings remain above the 8-quarter average of $322 million reflecting continued strong bookings in NAM. Enerflex recorded ES bookings of $0.9 billion during the nine months ended September 30, 2025, compared to $1.1 billion during the same period of 2024, primarily due to lower bookings in NAM in the first quarter of 2025.

The ES product line has realized a book-to-bill ratio (calculated as bookings divided by revenue) of 0.7x during the third quarter of 2025, impacted by $116 million revenue from the Bisat-C Expansion. This revenue was at commencement of operations of the finance lease project, resulting in a larger revenue recognition at a point in time, rather than gradually over time, as is typically the case for the ES business. Excluding this one-time impact, the book-to-bill ratio was 0.9x, slightly lower than the 8-quarter average of 1.0x, attributable to accelerated revenue recognition from strong execution of ES projects and a high level of operational activity during the current quarter.

ES backlog and bookings by reporting segment are disclosed in the “Segmented Results” section of this MD&A.

M-9

EI Contract Backlog

The Company’s EI contract backlog is recognized from lease agreements executed with clients for leasing and/or operations and maintenance of the Company’s EI assets. Lease agreements executed during the period increase EI contract backlog while revenue recognized on EI assets decreases the EI contract backlog in the period the revenue is recognized.

Enerflex has lease agreements with clients for EI assets with initial terms ranging from one to 10 years. Information on recognition of revenue from the EI contract backlog is included in Note 10 of the Financial Statements.

The following table sets forth EI contract backlog by reporting segment:

($ millions)	September 30, 2025	December 31, 2024
NAM	$156	$136
LATAM	365	458
EH	849	951
Total EI contract backlog	$1,370	$1,545

Enerflex's EI contract backlog of $1.4 billion at September 30, 2025 decreased from $1.5 billion at December 31, 2024, driven by revenue recognized during the nine months ended September 30, 2025, partially offset by EI contract bookings in the NAM and LATAM segments.

Segmented Results

Enerflex has three reporting segments: NAM, LATAM, and EH, each of which are supported by Enerflex’s corporate functions. Corporate overhead is allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of clients for its products and services, and distribution methods used.

M-10 Q3 2025 Report 2025

NAM

	Three months ended September 30,		Nine months ended September 30,
($ millions, except percentages)	2025	2024	2025	2024
ES backlog	$1,031	$1,025	$1,031	$1,025
ES bookings	337	342	863	964
EI contract backlog	156	108	156	108
Segment revenue	$480	$418	$1,283	$1,242
Intersegment revenue	(14)	(20)	(22)	(56)
Revenue	$466	$398	$1,261	$1,186
EI	$43	$37	$117	$110
AMS	69	68	193	206
ES	354	293	951	870
Revenue	466	398	1,261	1,186

EI	21	18	56	53
AMS	11	12	31	36
ES	68	65	170	174
GM	100	95	257	263
GM %	21.5%	23.9%	20.4%	22.2%

EI	31	26	85	77
AMS	12	13	35	40
ES	70	66	175	178
GM before D&A	113	105	295	295
GM before D&A %	24.2%	26.4%	23.4%	24.9%

SG&A	40	46	107	131
Foreign exchange (gain) loss	(1)	-	1	-
Operating income	61	49	149	132
EBIT	57	49	146	132
EBITDA	74	68	194	187
Adjusted EBITDA	81	72	201	201

ES backlog remains steady at $1.0 billion at September 30, 2025, and is expected to result in steady ES revenue generation over the near term. ES bookings were $337 million and $863 million for the three and nine months ended September 30, 2025, compared to $342 million and $964 million for the same periods in 2024.

EI contract backlog increased to $156 million from $108 million at September 30, 2024, primarily attributable to management's investment in assets deployed under longer term rental contracts, partially offset by revenue recognized during the period.

Revenue increased by $68 million and $75 million during the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. These increases were primarily driven by higher operational activity in the ES and EI businesses, partially offset by lower than typical AMS activity during the second quarter of 2025.

Gross margin increased by $5 million during the three months ended September 30, 2025, compared to the same period in 2024, primarily driven by stronger revenue from the ES and EI businesses, partially offset by a shift in product mix within the ES business, reduced contribution from AMS, and higher cost savings realized in the comparative period. Gross margin decreased by $6 million over the nine-month period, compared to the same period in 2024, mainly driven by a shift in product mix within the ES business, reduced contribution from AMS, and higher cost savings realized in the comparative period, partially offset by improved gross margin performance in the EI business.

SG&A expenses decreased by $6 million and $24 million for the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. These reductions were primarily driven by sustained cost savings and operational efficiencies following the completion of integration and restructuring activities in 2024. The quarterly decrease was partially offset by higher share-based compensation.

At September 30, 2025, the U.S. contract compression fleet totaled approximately 470,000 horsepower increasing from 428,000 horsepower at September 30, 2024. The average utilization for the three and nine months ended September 30, 2025 of 94% is consistent with the 94% utilization for the three and nine months ended September 30, 2024.

M-11

LATAM

	Three months ended September 30,		Nine months ended September 30,
($ millions, except percentages)	2025	2024	2025	2024
ES backlog	$5	$31	$5	$31
ES bookings	-	5	6	13
EI contract backlog	365	503	365	503
Segment revenue	$88	$114	$279	$298
Intersegment revenue	-	-	-	-
Revenue	$88	$114	$279	$298
EI	$68	$68	$211	$188
AMS	16	19	51	49
ES	4	27	17	61
Revenue	88	114	279	298

EI	20	20	67	51
AMS	5	5	15	14
ES	-	5	2	11
GM	25	30	84	76
GM %	28.4%	26.3%	30.1%	25.5%

EI	30	32	97	89
AMS	5	5	15	14
ES	-	5	2	11
GM before D&A	35	42	114	114
GM before D&A %	39.8%	36.8%	40.9%	38.3%

SG&A	14	14	33	43
Foreign exchange (gain) loss	-	1	(1)	5
Operating income	11	15	52	28
EBIT	11	13	50	18
EBITDA	21	27	81	59
Adjusted EBITDA	23	30	83	67

ES backlog of $5 million at September 30, 2025 reflects ongoing projects near completion.

EI contract backlog was $365 million at September 30, 2025, compared to $503 million at September 30, 2024. The decrease is primarily due to revenue recognition on existing contracts, partially offset by incremental contract bookings resulting from rate adjustments and renewals of existing contracts during the nine months ended September 30, 2025.

Revenue decreased by $26 million and $19 million for the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. The decreases were primarily driven by lower ES revenue due to reduced activity levels as projects near completion, and lower AMS parts sales. The year-to-date decrease was partially offset by higher EI revenue, reflecting EI asset sales and rate adjustments on existing contracts that took effect in the third quarter of 2024.

Gross margin decreased by $5 million during the three months ended September 30, 2025 compared to the same period in 2024, primarily due to lower contribution from the ES product line. Gross margin increased by $8 million during nine months ended September 30, 2025, compared to the same period in 2024, driven by contribution from sales of EI assets and lower depreciation costs, partially offset by lower contribution from the ES product line.

SG&A was $14 million and $33 million for the three and nine months ended September 30, 2025, reflecting a $10 million year-to-date decrease compared to the same period in 2024. The reduction was primarily driven by sustained cost savings and operational efficiencies following the completion of integration and restructuring activities in 2024.

M-12 Q3 2025 Report 2025

EH

	Three months ended September 30,		Nine months ended September 30,
($ millions, except percentages)	2025	2024	2025	2024
ES backlog	$35	$215	$35	$215
ES bookings	2	2	40	123
EI contract backlog	849	990	849	990
Segment revenue	$225	$89	$407	$372
Intersegment revenue	(2)	-	(3)	(3)
Revenue	$223	$89	$404	$369
EI	$53	$44	$136	$221
AMS	33	36	118	116
ES	137	9	150	32
Revenue	223	89	404	369

EI	24	20	52	51
AMS	7	5	27	23
ES	16	(9)	19	(49)
GM	47	16	98	25
GM %	21.1%	18.0%	24.3%	6.8%

EI	34	33	85	82
AMS	8	5	29	25
ES	16	(9)	19	(48)
GM before D&A	58	29	133	59
GM before D&A %	26.0%	32.6%	32.9%	16.0%

SG&A	17	22	49	61
Foreign exchange loss	-	1	1	1
Operating income (loss)	30	(7)	48	(37)
EBIT	30	(7)	48	(37)
EBITDA	43	8	90	7
Adjusted EBITDA	41	18	104	43

ES backlog of $35 million decreased from $215 million at September 30, 2024, primarily attributable to completion of construction, and start-up of the Bisat-C Expansion in the third quarter of 2025 and termination of an international ES project during the fourth quarter of 2024, partially offset by new bookings. ES bookings were $40 million for the nine months ended September 30, 2025, compared to $123 million from the same period in 2024, attributable to the Bisat-C Expansion that occurred in the first half of 2024, partially offset by new bookings during the nine months ended September 30, 2025.

EI contract backlog was $0.8 billion at September 30, 2025, a decrease from the $1.0 billion at September 30, 2024, attributable to revenue recognition from existing contracts, partially offset by new bookings.

Revenue for the three and nine months ended September 30, 2025 increased by $134 million and $35 million from the same periods in 2024, primarily attributable to higher ES revenue on start-up of the Bisat-C Expansion and progression of an existing ES project, and increased EI revenue from finance lease income and ongoing operations services associated with the Bisat-C Expansion. The third quarter of 2025 improvement was partially offset by lower AMS revenue resulting from lower activity levels in the current quarter.

Gross margin and gross margin percentage for the three and nine months ended September 30, 2025, increased when compared to the same periods of 2024, primarily attributable to margin contribution from the Bisat-C Expansion in the third quarter of 2025, and the absence of ES project related costs which impacted the results for the third quarter of 2024.

SG&A decreased by $5 million and $12 million for the three and nine months ended September 30, 2025 respectively, compared to the same periods in 2024, primarily attributable to lower amortization cost of intangible assets, and sustained cost reductions and improved operational efficiencies. SG&A for the nine months ended September 30, 2025 also includes a non-recurring input tax refund received in the first quarter of 2025.

M-13

Non-IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures include adjusted EBITDA, ES backlog and bookings, ES book to bill ratio, EI contract backlog, gross margin before D&A, recurring gross margin before D&A, free cash flow, dividend payout ratio, bank-adjusted net debt to EBITDA ratio, and ROCE. These measures should not be considered as alternatives to net earnings or any other measure of performance under IFRS. Reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below and in the relevant sections where appropriate. ES backlog and bookings, ES book to bill ratio, and EI contract backlog do not have a directly comparable IFRS measure.

GM before D&A by Product Line and Recurring GM before D&A

Enerflex’s three reporting segments oversee execution of three main product lines:

▪
EI (Energy Infrastructure): Infrastructure solutions under contract for natural gas processing, compression, treated water, and electric power.
▪
AMS (After-Market Services): Provision of after-market services such as mechanical maintenance, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, and long-term service agreements.
▪
ES (Engineered Systems): Engineer, design, and manufacture processing, compression, cryogenic, electric power, and treated water solutions.

EI and AMS product lines are considered recurring, as they are typically contracted and extend into future periods, generating ongoing revenue for the Company. In contrast, the ES product line is non-recurring, as it does not typically generate repeat revenue after delivery of products. While the EI and AMS contracts may vary in duration and are subject to cancellation, the Company believes they exhibit characteristics consistent with recurring business activities.

The Company uses gross margin before depreciation and amortization ("GM before D&A") to assess operational performance of each product line. GM before D&A is defined as gross margin excluding depreciation and amortization, which can vary based on the nature and origin of assets. The presentation of GM before D&A should not be considered in isolation from gross margin or as a replacement for measures prepared as determined under IFRS.

The Company also presents recurring GM before D&A to evaluate its recurring business, and it is defined as GM before D&A from the EI and AMS product lines.

Reconciliation of GM before D&A to the most comparable IFRS measure, and recurring GM before D&A is presented in the tables below.

	Three months ended September 30, 2025
($ millions, except percentages)	EI	AMS	Recurring Product Lines	ES	Total
Revenue	$164	$118	$282	$495	$777
Cost of goods sold:
Operating expenses	69	93	162	409	571
Depreciation and amortization	30	2	32	2	34
Gross margin	$65	$23	$88	$84	$172
Gross margin %	39.6%	19.5%	31.2%	17.0%	22.1%
Gross margin before D&A	$95	$25	$120	$86	$206
Gross margin before D&A %	57.9%	21.2%	42.6%	17.4%	26.5%
% of total Gross margin before D&A	46.1%	12.1%	58.3%	41.7%

M-14 Q3 2025 Report 2025

	Three months ended September 30, 2024
($ millions, except percentages)	EI	AMS	Recurring Product Lines	ES	Total
Revenue	$149	$123	$272	$329	$601
Cost of goods sold:
Operating expenses	58	100	158	267	425
Depreciation and amortization	33	1	34	1	35
Gross margin	$58	$22	$80	$61	$141
Gross margin %	38.9%	17.9%	29.4%	18.5%	23.5%
Gross margin before D&A	$91	$23	$114	$62	$176
Gross margin before D&A %	61.1%	18.7%	41.9%	18.8%	29.3%
% of total Gross margin before D&A	51.7%	13.1%	64.8%	35.2%

	Nine months ended September 30, 2025
($ millions, except percentages)	EI	AMS	Recurring Product Lines	ES	Total

Revenue	$464	$362	$826	$1,118	$1,944
Cost of goods sold:
Operating expenses	197	283	480	922	1,402
Depreciation and amortization	92	6	98	5	103
Gross margin	$175	$73	$248	$191	$439
Gross margin %	37.7%	20.2%	30.0%	17.1%	22.6%
Gross margin before D&A	$267	$79	$346	$196	$542
Gross margin before D&A %	57.5%	21.8%	41.9%	17.5%	27.9%
% of total Gross margin before D&A	49.3%	14.6%	63.8%	36.2%

	Nine months ended September 30, 2024
($ millions, except percentages)	EI	AMS	Recurring Product Lines	ES	Total

Revenue	$519	$371	$890	$963	$1,853
Cost of goods sold:
Operating expenses	271	292	563	822	1,385
Depreciation and amortization	93	6	99	5	104
Gross margin	$155	$73	$228	$136	$364
Gross margin %	29.9%	19.7%	25.6%	14.1%	19.6%
Gross margin before D&A	$248	$79	$327	$141	$468
Gross margin before D&A %	47.8%	21.3%	36.7%	14.6%	25.3%
% of total Gross margin before D&A	53.0%	16.9%	69.9%	30.1%

1Recurring gross margin as a percentage of total gross margins for the first half of 2024 was impacted by lower gross margin in the ES product line, resulting from project delays and increased costs recognized on an international ES project.

M-15

Free Cash Flow and Dividend Payout Ratio

The Company defines free cash flow ("FCF") as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease payments, while proceeds on disposals of EI assets - operating leases and PP&E are added back. FCF may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. FCF is also used in calculating the dividend payout ratio.

The Company defines dividend payout ratio as dividends divided by free cash flow. The dividend payout ratio is a non-IFRS measure and may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Dividend payout ratio is used to assess the proportion of free cash flow being returned to shareholders.

Reconciliation of FCF to the most directly comparable IFRS measure, cash provided by operating activities:

	Three months ended September 30,		Nine months ended September 30,
($ millions, except percentages)	2025	2024	2025	2024
Funds from operations ("FFO")[1]	$115	$63	$266	$144
Net change in working capital and other	(41)	35	(100)	67
Cash provided by operating activities ("CFO")[2]	$74	$98	$166	$211
Less:
Capital expenditures - Maintenance and PP&E	(18)	(14)	(37)	(32)
Capital expenditures - Growth	(15)	(2)	(44)	(11)
Mandatory debt repayments	-	-	-	(10)
Lease payments	(5)	(5)	(16)	(15)
Add:
Proceeds on disposals of PP&E and EI assets - operating leases	7	1	20	3
Free cash flow	$43	$78	$89	$146
Dividends paid	3	2	13	7
Dividend payout ratio	7.0%	2.6%	14.6%	4.8%

1Enerflex also refers to cash provided by operating activities before changes in working capital and other as “Funds from Operations” or “FFO”.

2Enerflex also refers to cash provided by operating activities as “Cashflow from Operations” or “CFO”.

Bank-Adjusted Net Debt to EBITDA Ratio

Enerflex defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility (“RCF”) and Notes less cash and cash equivalents, divided by EBITDA for the trailing 12-months, as defined by the Company’s lenders. In assessing the Company's compliance with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments, and Enerflex's bank-adjusted net debt to EBITDA ratio, are calculated in accordance with, and derived from, the Company's financing agreements.

M-16 Q3 2025 Report 2025

ROCE

ROCE is a measure used to analyze operating performance and efficiency of the Company’s capital allocation process. The ratio is calculated by taking TTM EBIT divided by capital employed. Capital employed is average debt and shareholders’ equity less average cash for the trailing four quarters.

	Nine months ended September 30,
($ millions, except percentages)	2025	2024

Trailing 12-month EBIT	$287	$81
Average capital employed
Average net debt[1]	$593	$755
Average shareholders’ equity[1]	1,102	1,040
Average capital employed	$1,695	$1,795
ROCE	16.9%	4.5%

1Based on a trailing four-quarter average.

Liquidity

The Company expects that cash flows from operations in 2025, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

($ millions)		September 30, 2025
Cash and cash equivalents		$64
RCF	800
Less: Drawings on the RCF	(119)
Less: Letters of Credit[1]	(87)	594
Available liquidity		$658

1Represents letters of credit that the Company has funded with the RCF. Additional letters of credit of $29 million are funded from the $70 million LC Facility. Refer to Note 7 “Long-Term Debt” of the Financial Statements for further details.

Covenant Compliance

As at September 30, 2025, the Company met the covenant requirements of its funded debt, comprised of the secured RCF and Notes, reflecting strong performance and cash flow generation, and Enerflex’s focus of repaying debt and lowering finance costs.

The following table sets forth a summary of the covenant requirements and the Company’s performance:

		For the nine months ended on September 30
	2025			2024
	Requirement	Performance		Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.1	x	0.3x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.2	x	1.9x
Interest coverage ratio[3] – Minimum	2.5x	6.1	x	4.2x

1Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents divided by trailing 12-month EBITDA, as defined by the Company’s lenders.

2Refer to the "Bank-Adjusted Net Debt to EBITDA Ratio" section of this MD&A.

3Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

M-17

Credit Rating

Enerflex’s credit ratings affect the cost and ability to access the capital markets, and it is the Company’s objective to maintain high quality credit ratings. As at November 5, 2025, S&P Global Ratings ("S&P"), Moody’s Investors Service, Inc. ("Moody’s"), and Fitch Ratings, Inc. ("Fitch") assigned the following credit ratings to Enerflex and the Notes:

	S&P	Moody’s	Fitch
Corporate Credit Rating	BB (stable outlook)	Ba3 (positive outlook)	BB- (positive outlook)
Notes	BB+ (stable outlook)	B1 (positive outlook)	BB (positive outlook)

Summarized Statements of Cash Flow

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2025	2024	2025	2024
Cash and cash equivalents, beginning of period	$71	$126	$92	$95
Cash provided by (used in):
Operating activities	74	98	166	211
Investing activities	(30)	(15)	(66)	(39)
Financing activities	(50)	(114)	(126)	(169)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1)	-	(2)	(3)
Cash and cash equivalents, end of period	$64	$95	$64	$95

Operating Activities

Cash provided by operating activities were $74 million and $166 million during the three and nine months ended September 30, 2025, respectively, compared to $98 million and $211 million in the same periods in 2024. The change was driven by a build of working capital, partially offset by higher net earnings during the three and nine months ended September 30, 2025.

Investing Activities

Cash used in investing activities for the three and nine months ended September 30, 2025, was higher when compared to the same periods in 2024, primarily attributable to increased capital expenditures, partially offset by sale of certain EI assets.

Financing Activities

During the three months ended September 30, 2025, cash used in financing activities was $50 million, compared to $114 million used in the same period in 2024, primarily due to lower repayment of the RCF, partially offset by repurchase of the Company's own shares through the NCIB during the three months ended September 30, 2025. Cash used in financing activities for the nine months ended September 30, 2025 was lower when compared to the same period in 2024, due to repayment of term loan in 2024, partially offset by higher net repayment of the RCF for the nine months ended September 30, 2025, increased returns to shareholders through higher dividend payments, and repurchase of shares through the NCIB during the nine months ended September 30, 2025.

M-18 Q3 2025 Report 2025

Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes CAPEX invested in EI assets - operating leases as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets - operating leases, while growth expenditures are intended to expand the Company’s EI assets - operating leases. The Company may also incur costs related to the construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases, and once the project is completed and enters service, it is reclassified to cost of goods sold.

CAPEX and expenditures for finance leases are shown in the table below:

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2025	2024	2025	2024
Maintenance and PP&E	$18	$14	$37	$32
Growth	15	2	44	11
Total CAPEX	33	16	81	43
Expenditures for finance leases	14	17	70	20
Total CAPEX and expenditures for finance leases	$47	$33	$151	$63

Selling, General & Administrative Expenses

SG&A expenses are comprised of costs incurred by the Company to support business operations that are not directly attributable to the production of goods or services.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2025	2024	2025	2024
Core SG&A1	$53	$64	$159	$184
Share-based compensation	11	5	11	13
Depreciation and amortization	6	13	18	36
Bad debt expense	1	-	1	2
Total SG&A	$71	$82	$189	$235

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

SG&A was $71 million for the three months ended September 30, 2025, a decrease of $11 million compared to the same period in 2024. The reduction was primarily driven by completion of integration and restructuring activities in 2024 that have resulted in cost reductions and improved operational efficiencies, and lower amortization of intangible assets, partially offset by increased share-based compensation expense resulting from higher share price in the current period. SG&A was $189 million for the nine months ended September 30, 2025, a decrease of $46 million from the same period in 2024. The decrease reflects sustained cost reductions and operational efficiencies, lower amortization of intangible assets and lower share-based compensation expense as a result of share price volatility, partially offset by executive transition costs incurred for the nine months ended September 30, 2025.

Income Taxes

The Company reported income tax expense of $25 million and $58 million for the three and nine months ended September 30, 2025, compared to $21 million and $43 million for the same periods in 2024. The change is primarily attributable to the increase in net earnings taxed in foreign jurisdictions and effect of exchange rates on tax basis of non-monetary assets.

M-19

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at September 30, 2025, compared to December 31, 2024:

($ millions)	Increase (Decrease)	Explanation
Current assets	86

Increase in current assets is primarily due to strong ES operations in NAM which resulted in increased accounts receivables and strategic investment in inventories for ongoing project execution, partially offset by lower cash and cash equivalents at the end of the quarter.

EI assets - operating leases	(25)	Decrease in EI assets - operating lease is primarily due to depreciation and sale of certain EI assets in the NAM and LATAM segments, partially offset by capital expenditures.
Long-term debt	(60)	Long-term debt has decreased due to net repayment of the RCF, partially offset by amortization of deferred transaction costs and the Notes discount.
Total shareholders' equity	106

Total shareholders' equity increased primarily due to net earnings for the nine months ended September 2025, partially offset by repurchase of the Company's own shares through the NCIB in the second and third quarters of 2025.

Quarterly Summary

($ millions, except per share amounts and ratios)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
ES backlog	$1,071	$1,227	$1,206	$1,280	$1,271	$1,251	$1,266	$1,134
ES book-to-bill ratio	0.7	1.1	0.7	1.1	1.1	1.0	1.5	0.9
ES bookings	339	365	205	301	349	331	420	265
EI contract backlog	1,370	1,462	1,497	1,545	1,601	1,604	1,639	1,700
Revenue	777	615	552	561	601	614	638	574
GM	172	139	128	140	141	136	87	119
GM before D&A	206	175	161	174	176	173	119	158
SG&A	71	61	57	92	82	75	78	74
EBIT	82	92	66	47	74	55	3	(51)
EBITDA	122	134	105	92	122	103	47	-
Adjusted EBITDA	145	130	113	121	120	122	69	91
Net earnings (loss)	37	60	24	15	30	5	(18)	(95)
Earnings (loss) per share – basic	0.30	0.49	0.19	0.12	0.24	0.04	(0.15)	(0.77)
Earnings (loss) per share – diluted	0.30	0.49	0.19	0.12	0.24	0.04	(0.15)	(0.77)
FFO[1]	115	89	62	74	63	63	18	46
CFO[2]	74	(4)	96	113	98	12	101	158
Free cash flow	43	(39)	85	76	78	(4)	72	139
Cash dividends declared per share (CAD $)	0.0425	0.0375	0.0375	0.0375	0.0250	0.0250	0.0250	0.0250
CAPEX – Maintenance & PP&E	18	11	8	21	14	9	9	13
CAPEX – Growth	15	23	6	11	2	1	8	4

1 FFO or “Funds from Operations” is also referred to by Enerflex as “Cash provided by operating activities before changes in working capital and other”.

2 CFO or “Cashflow from Operations” is also referred to by Enerflex as “Cash provided by (used in) operating activities”.

M-20 Q3 2025 Report 2025

Capital Resources

On October 31, 2025, Enerflex had 121,801,779 common shares outstanding. Enerflex has not established a formal dividend policy, and the Board anticipates setting the quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to the third quarter of 2025, the Board increased the quarterly dividend to CAD $0.0425 per common share, payable on December 1, 2025 to shareholders of record on November 17, 2025.

At September 30, 2025, the Company had drawings of $119 million against the RCF (December 31, 2024 – $191 million). The weighted average interest rate on the RCF at September 30, 2025, was 5.8% (December 31, 2024 – 7.4%).

The composition of the borrowings on the Notes and RCF were as follows:

	Maturity Date	September 30, 2025	December 31, 2024
Notes	October 15, 2027	$563	$563
Drawings on the RCF	July 11, 2028	119	191
		682	754
Deferred transaction costs and Notes discount		(34)	(46)
Long-term debt		$648	$708

Non-current portion of long-term debt		648	708
Long-term debt		$648	$708

At September 30, 2025, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $682 million, and nil thereafter.

M-21

Legal Proceedings

In the normal course of business, the Company or certain of its subsidiaries are involved in or subject to lawsuits, claims, and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims, and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims, and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims, or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Although Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, the results of any outstanding lawsuits, claims, and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties, or injunctive relief resulting from adverse judgments or settlements in some or all of these outstanding lawsuits, claims, or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available in these proceedings or otherwise.

As previously disclosed, in response to a fatal attack at an adjacent site in Q2 2024, Enerflex declared Force Majeure on an international ES project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract, citing contractual rights relating to the continuing Force Majeure situation and circumstances that made it impossible for Enerflex to fulfill its obligations. Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex’s termination of the project contract. As at September 30, 2025, the carrying value of the remaining assets associated with the project on the Company’s consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.

In Q2 2025, the customer filed its Statement of Case in the arbitration asserting various claims against and seeking material monetary damages from Enerflex and in Q3 2025 the Company filed its Statement of Defense and Counterclaim against the customer. Enerflex disputes the customer’s claims. Enerflex asserts that it acted in accordance with the project contract and that its declaration of Force Majeure and its subsequent termination of the project were proper. Given the preliminary stage of the proceedings and the inherent uncertainty of arbitration, the final resolution of the arbitration is unknown and there can be no assurance that the outcome will not have a material adverse effect on Enerflex, including on its consolidated financial position, results of operations or cash flows. Enerflex intends to continue vigorously defending itself against the customer’s claims while pursuing its own counterclaims.

M-22 Q3 2025 Report 2025

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and the Board has approved, this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that Management fulfills its responsibilities in the financial control of operations, including Internal Control Over Financial Reporting (“ICFR”) and Disclosure Controls and Procedures (“DC&P”).

Management is responsible for establishing and maintaining adequate ICFR and DC&P. ICFR is a framework designed to provide reasonable assurance regarding the reliability and preparation of the unaudited interim condensed consolidated financial statements for external reporting in accordance with IFRS.

DC&P refer to controls and other procedures designed to ensure that information required to be disclosed in Enerflex’s financial reports is recorded, processed, summarized and reported to the Company’s Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Under the supervision, and with the participation, of Enerflex’s Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR and DC&P as of September 30, 2025, the end of the period covered by this MD&A. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”).

Based on the Company’s evaluation, Management concluded that its ICFR and DC&P were effective as of September 30, 2025.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency. There have been no significant additional changes in the design of the Company’s ICFR during the three and nine months ended September 30, 2025, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

Subsequent Events

Subsequent to September 30, 2025, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on December 1, 2025 to shareholders of record on November 17, 2025. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

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Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. The use of any of the words "anticipate", "future", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "objective", "capable", and similar expressions, are intended to identify FLI. In particular, this MD&A includes (without limitation) FLI pertaining to:

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disclosures under the heading “Outlook” including:
o
Enerflex’s ability to deliver on its near-term priorities, including (1) enhancing the profitability of its core operations; (2) leveraging the Company’s leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex’s financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities, and the time required in connection therewith, if at all;
o
expectations that the Company’s AMS business will continue to generate steady, recurring revenue;
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the highly contracted EI product line and the recurring nature of AMS will, together, account for approximately 65% of Enerflex’s gross margin before depreciation and amortization during 2025;
o
customer contracts within Enerflex’s EI product line will generate approximately $1.4 billion of revenue over their remaining terms;
o
activity levels during the fourth quarter of 2025 for the ES product line are expected to be reduced by a “pull forward” of certain projects into the third quarter;
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ES gross margins are expected to align, in the coming quarters, more closely with historical averages;
o
supply of natural gas and associated liquids are anticipated to grow, especially within Enerflex’s North American footprint, supporting an attractive medium-term outlook for each of Enerflex’s product lines;
o
total capital expenditures in 2025 will be approximately $120 million, including a total of approximately $60 million for maintenance and PP&E expenditures and approximately $60 million allocated to growth opportunities;
o
continued strength in the fundamentals for contract compression in the U.S., led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants;
o
selective customer supported growth investments continuing to be made in the US contract compression business; and
o
considerations to further reduce debt which will strengthen Enerflex’s balance sheet and lower net financing costs and that doing so will position the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack;
•
the Company’s backlog and the ability to secure future bookings;
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the ability of the Company to capitalize on opportunities should they proceed, if at all;

M-24 Q3 2025 Report 2025

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expectations that cash flows from operations in 2025, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund Enerflex’s requirements for investments in working capital and capital assets;
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using free cash generated to fund other non-operating activities including dividend payments, share repurchases, and non-mandatory debt repayments, if at all;
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the ability of the Company to continue to meet its covenant requirements of its funded debt, including the secured RCF and Notes;
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the potential for the Company to incur costs related to the construction of EI assets determined to be finance leases;
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that the Board will set the Company’s quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business and that this will support expectations regarding the ability of the Company to continue to pay a quarterly sustainable dividend; and
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expectations that potential liabilities that may arise in connection with outstanding lawsuits, arbitrations or other legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows.

This FLI is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances. All FLI in this MD&A is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex's operations, including, without limitation:

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the ability of the Company to proactively manage the ES business line in response near-term risks and uncertainties, including tariffs and commodity price volatility;
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industry conditions including supply and demand fundamentals for crude oil and natural gas;
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natural gas and associated liquids and produced water volumes across Enerflex’s global footprint will increase in line with expectations;
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the impact of economic conditions including commodity price volatility;
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market conditions, customer activity, and industry fundamentals will support stable demand across Enerflex’s product lines and geographic regions throughout 2025;
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the ES product line continuing to benefit from a diversified portfolio of gas compression and processing projects and continuing to generate predictable revenue and margin performance;
•
existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;
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risks related to lawsuits, arbitrations or other legal proceedings, including the international ES project arbitration;
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the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;
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the Company’s backlog providing strong visibility into future revenue generation and business activity levels in the ES business line;
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a continuing healthy pipeline of bidding opportunities in the ES product line;
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no significant unforeseen cost overruns or project delays;
•
market conditions continuing to support the NCIB within the anticipated timeframe;
•
supply chain interruptions leading to delays in receiving materials and parts to produce equipment and/or the impact of tariffs and/or retaliatory tariffs on the supply chain;

M-25

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interest rates and foreign exchange rates;
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new environmental, taxation, and other laws and regulations;
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continued capital spending discipline from market participants;
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the fulfillment by our customer partners of the terms of their contracts;
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the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and new and emerging markets;
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increased competition across all business lines;
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sufficiency of funds to support capital investments required to grow the business;
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availability of qualified personnel or management and difficulties in retaining qualified personnel;
•
political unrest; and
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other factors, many of which are beyond the control of Enerflex.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the FLI included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The FLI included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the business; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, arbitrations or other legal proceedings, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in Enerflex's AIF for the year ended December 31, 2024 and Enerflex’s Annual Report dated February 26, 2025, as well as other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.caand www.sec.gov/edgar, respectively.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information ("FOFI") about Enerflex and its prospective financial performance, financial position, or cash flows, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Except as otherwise stated herein, the FOFI included in this MD&A was made and approved by Management and the Board as of the date hereof. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The inclusion of FOFI in this MD&A is to provide readers with a more complete perspective on the Company’s future operations and Management's current expectations regarding the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The FLI and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The FLI and FOFI included in this MD&A are made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any FLI or FOFI, whether as a result of new information, future events or otherwise.

M-26 Q3 2025 Report 2025